

July 2, 2010

Brenda Webb
Acting Interim CEO/President
International Paintball Association, Inc.
501 Trophy Drive, Suite 314, PMB 106
Trophy Club, TX 76262

>   **Re: International Paintball Association, Inc.**
>   **Amendment No. 3 to the Registration Statement on Form 10**
>   **Filed June 7, 2010**
>   **File No. 000-53464**

Dear Ms. Webb:

We have reviewed your responses to our letter dated February 16, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your document filed on EDGAR.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It does not appear you have included current interim financial statements in your most recent amendment. Please revise accordingly or advise.

2. We note that your Form 10 continues to contain extensive marketing language and jargon that is not appropriate for an investor disclosure document. As previously requested in comments 10-11 of our letter dated November 12, 2008, comment 6 of our letter dated May 4, 2009, and comment 30 of our letter dated February 16, 2010, revise your document to remove marketing language and jargon.

3. Please revise throughout to consistently present loss figures by use of parenthesis.

4. Revise throughout to present a realistic picture of your business as it is today. In particular, refrain from saying that you products, services or plans <u>will</u> have some effect

or quality when they are merely anticipatory in nature. Instead, clarify that you <u>hope</u>, <u>believe</u> or <u>expect</u> that these qualities or effects will occur.

<u>Item 1. Business</u>

<u>General, page 1</u>

5. Please revise to disclose that you are currently have $478,500 of outstanding notes payable that are overdue and that you have not completed arrangements to rectify the deficiency.   In this regard, provide more specifics about the statement that you are "in the process of raising financing" here and on page 7 in light of this significant overdue debt and continuing losses.

6. Revise to discuss why you believe that your business plans will be successful at this time, when you have not been able to realize your business plan since inception. Please address in this discussion the current recessionary trends, including possible reduced consumer spending on recreation and leisure, and the fact that your "test events" occurred six years ago.

<u>Description of Business Plan, page 2</u>

7. Please revise to explain and substantiate your statement that paintball market possesses "great unrealized consolidation possibilities."

8. If you have reached agreement with "talent" to promote your current venture, please disclose. Otherwise delete these references.

9. Please revise to briefly explain what "proofs of concept tournaments" means.

10. Please revise to explain what commitments have required unwinding and disclose whether IPA is subject to outstanding liabilities as a result.

11. Please revise to explain the "success" of your earlier efforts and discuss what "early assessments" were validated.

12. We note your new disclosure in the first paragraph on page 4. Please revise to reconcile your disclosure here with disclosure in the risk factor on page 22 that suggests that growth in the paintball industry has slowed substantially because of the recession.

13. Please file the contract to rebuild your website as an exhibit to your next amended registration statement or advise.

International Paintball's Proposed Line of Business, page 5

14. We note your response to our prior comments 8 and 9. Please revise to reconcile the product revenue and service revenue penetration with the table on page 6 or advise. Also, please revise to explain the significance of your penetration numbers.

Product-Based Business, page 6

15. Please delete the phrase "positive gross margins" in the third paragraph on page 7 as you have not reached any agreements and thus it is currently unknowable whether you will be able to generate positive gross margins.

16. Please remove discussions on your private placement memorandum on page 8 as this is not an offering document.

Affiliations with Parks & Facilities, page 14

17. We note your response to our prior comment 17 and reissue. In light of your disclosure in this subsection, tell us how you believe you will be able begin generating revenues during the third quarter of 2010.

Spectator Revenue Goal, page 14

18. Either revise to disclose your timeframe and budget for generating spectator and media revenues or clarify that this is currently an aspirational goal.

Pricing Strategy, page 16

19. We note your response to our prior comment 20 and reissue in part. Please provide market pricing comparisons for the Competitors and Pro registration fees or explain why there is not comparable pricing information.

Promotion Strategy, page 17

20. Please revise the third paragraph to substantiate your statement that you will have volume buying power and explain what you mean by "sales conversions."

21. We note your response to our prior comment 21 and reissue in part. Please provide substantiation for your belief that parks will pay you fees to host IPA-sponsored events.

Competition in the Services Segment, page 18

22. Please revise to make clear that the competitive advantages you claim are aspirational as you have not yet commenced operations. Also, if you are aware of barriers that have prevented other paintball associations from achieving the goals you aspire to achieve,

disclose these barriers and discuss how your business model is designed to overcome them.

Risk Factors, page 20

We Will Depend on Management, page 20

23. We note your response to our prior comment 23. Please set forth the risks related to your principals' lack of public company experience in a separate risk factor. In addition, update this risk factor to discuss the resignations of Messrs Huitt and Martinez.

Plan of Operations, page 26

24. We note your response to prior comment 29 and reissue. Please revise to ensure that your new disclosure reconciles with the disclosure beginning on page 5. Consider combining this section with the earlier plan of operation section for ease of readability and to limit repetition. For example, it appears that the budget table and narrative on pages 26 and 27 relates to the timeline chart on page 8.

25. In this regard, please reconcile your operating budgets in this section with the budgets you present on page 9 or advise, as it appears the numbers do not tie.

Summary of 2008 and 2009 Activities, page 28

26. Please remove this subsection as it appears to duplicate disclosure elsewhere in the document.

Liquidity and Capital Resources, page 30

27. Revise your liquidity discussion and other applicable portions of your MD&A section to reflect your most recent interim period. Refer to Item 303(b) of Regulation S-K.

28. We note your response to prior comment 32 and reissue. File the original promissory notes and any amendments or agreements to extend or convert the notes as exhibits or explain why these are not material contracts. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (303) 431-1567
        Michael A. Littman
        Attorney at Law